August 16, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Anne Nguyen Parker, Branch Chief
Norman von Holtzendorff, Attorney-Advisor

RE:	SkyPeople Fruit Juice, Inc.
Amendment No. 4 to Registration Statement on Form S-1 Filed June 23, 2010 File No. 333-166194
Dear Ms. Parker and Mr. von Holtzendorff:

On behalf of SkyPeople Fruit Juice, Inc. (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission via telephone on August 11, 2010, relating to the Company’s Amendment No. 4 to Registration Statement on Form S-1 submitted to the Staff on June 23, 2010 (the “Fourth Amended Registration Statement”).

The Company has responded to the Staff’s comments by revising the Fourth Amended Registration Statement as requested by the Staff.  The Company’s response set forth in this letter amends the Company’s response to the Staff’s Comment No. 2, relating to the use of proceeds, set forth in the Company’s response letter dated August 9, 2010, responding to the Staff’s telephone comments on the Fourth Amended Registration Statement on August 6, 2010 (the “Prior Response Letter”). The Company has revised the Fourth Amended Registration Statement to reflect all the other proposed revisions set forth in the Prior Response Letter. In addition, the Company would like to point out to the Staff that it also further revised the Fourth Amended Registration Statement to include information related to the Company’s fiscal quarter ended June 30, 2010, certain updates and recent development disclosure.

The Staff’s telephone comments are typed below followed by the Company’s response to the Staff’s comments:

1.
The Company stated in the Fourth Amended Registration Statement that Shaanxi Government had appropriated RMB 15 million to support the Company’s indirect subsidiary Qiyiwangguo’s “Kiwifruit Further Processing and Comprehensive Utilization Project” under the Key Industry Revitalization and Technology Reform Program and that the Company intends to use the RMB 15 million grant to complete the Kiwifruit Quality and Safety Testing Center project, which is part of the “Qiyiwangguo Kiwifruit Further Processing and Comprehensive Utilization Project”, and to upgrade the Company’s existing testing facilities and technologies. Please clarify with the Staff whether the Company’s estimated capital expenditure and use of proceeds have factored in the RMB 15M government subsidy and please also revise the Fourth Amended Registration Statement  accordingly.

RESPONSE:  In response to the Staff’s comment, the Company hereby advises the Staff that the Company has increased the total estimated capital expenditure of $60 million (including capital expenditure already incurred since the beginning of 2010) for 2010 and 2011 disclosed in the Fourth Amended Registration Statement to $62 million (including capital expenditure already incurred since the beginning of 2010) to factor in the anticipated capital expenditure of RMB 15 million (or approximately $2.2) on the Kiwifruit Quality and Safety Testing Center project at Qiyiwangguo and on upgrading the Company’s existing testing facilities and technologies at Qiyiwangguo. The Company intends to use the proceeds received from the offering first and primarily on certain projects identified by the Company as priority projects. As the Company’s total estimated capital expenditure for 2010 and 2011 exceed the amount of anticipated proceeds from the offering, the Company further clarifies that it plans to finance the rest of the capital expenditures and other operating expenses through operating cash flows, income from government subsidies, and bank loans.

The Company has amended the Section entitled “Use of Proceeds” in the Fourth Amended Registration Statement as follows:

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 5,300,000 shares of Common Stock in this offering at an assumed public offering price of $6.20 per share after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $30.6 million, or $35.2 million if the underwriter’s option to purchase additional shares is exercised in full.

Our capital expenditures for 2010 and 2011 are expected to be an estimated $62 million (including capital expenditure already incurred since the beginning of 2010).  The following table presents the capital projects that we identify as priority capital projects, for which we intend to use the proceeds from this offering first and primarily:
Facility	Priority Projects	Capital Expenditure (in million)
Huludao Wonder	A refrigeration storage and a concentrated fruit juice mixing center	$4.4
Huludao Wonder	A 50 ton/hour concentrated apple juice production line	10.7
Huludao Wonder	A fruit juice beverage production line	3.0
Huludao Wonder	Construction and environmental project expenses	6.7
Qiyiwangguo	A PET bottle blowing machine system	3.2
Qiyiwangguo	A 24,000 PET bottle/hour fruit juice beverage aseptic cold-filling line	10.0
Qiyiwangguo	A refrigeration storage	7.5
Qiyiwangguo	Construction and environmental project expenses	0.8
Total Capital Expenditure on Priority Projects		$46.3

The total estimated capital expenditure of $46.3 million on our priority projects exceed the total estimated proceeds of $30.6 million from our sale of 5,300,000 shares of Common Stock, or $35.2 from our sale of 6,095,000 shares of Common Stock if the underwriter's option to purchase additional shares is exercised in full, at an assumed offering price of $6.20 per share after deducting underwriting discounts and commissions and estimated offering expenses. The following table presents our current estimated allocations of such proceeds, which includes approximately $24.8 million for projects at Huludao Wonder facility and approximately $21.5 million for projects at Qiyiwangguo facility.

		Use of Proceeds ($)
Facility	Capital Expenditure Projects	Underwriter option unexercised	Underwriter option exercised
Huludao Wonder	A refrigeration storage and a concentrated fruit juice mixing center	$4.4	$4.4
Huludao Wonder	A 50 ton/hour concentrated apple juice production line	10.7	10.7
Huludao Wonder	A fruit juice beverage production line	3.0	3.0
Qiyiwangguo	A PET bottle blowing machine system	3.2	3.2
Qiyiwangguo	A 24,000 PET bottle/hour fruit juice beverage aseptic cold-filling line	9.3	$10.0
Qiyiwangguo	A refrigeration storage	$-	3.9
Total		$30.6	$35.2

    To the extent our proceeds from the offering cannot adequately cover the total capital expenditures of these priority projects listed above, we plan to finance the rest of the capital expenditures primarily through operating cash flows. We currently consider the foregoing projects our priority projects and intend to use the proceeds from this offering first and primarily for such projects. However, depending on the changing needs of our business and market opportunities, we may instead use a portion of the net proceeds from this offering to acquire or license products, technologies or businesses we believe to be complementary to our business, should we determine that our business will benefit more from such expenditures. We currently have no agreements, commitments or understandings relating to any material acquisitions or licenses.

In addition to the $46.3 million capital expenditure on priority projects set forth above, our expected total capital expenditure of $62 million (including capital expenditure already incurred since the beginning of 2010) also includes capital expenditure of $15.7 million on a 10 ton/hour concentrated pomegranate production line, a Kiwifruit Quality and Safety Testing Center, upgrading existing testing facilities and technologies at Qiyiwangguo and one fructose production line in Qiyiwangguo; a 20 tons/hour concentrated pear juice production line in the Jingyang facility; and a 20 tons/hour concentrated apple juice production line in the Yingkou facility.  We plan to finance the rest of the capital expenditures and other operating expenses through operating cash flows, income from government subsidies, and bank loans.   Accordingly, our management will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds.
*      *      *      *

        If you have any questions or would like to discuss the response or the amended registration statement, please contact me at my US mobile phone at 650-521-7365 or my China mobile phone at 01186-136-216-215-72. You may also contact my colleague Richard A. Kline by telephone at his mobile phone at 650-305-0632 or his office number at 650-565-3539.   We can both be reached by fax at 650-493-6811.

        Thank you for your attention to this matter.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Laura Luo
Laura Luo, Esq.

cc:

SkyPeople Fruit Juice, Inc.
Yongke Xue, Chief Executive Officer
Spring Liu, Chief Financial Officer

Pryor Cashman LLP
Selig Selig D. Sacks, Esq.
Michael Campoli, Esq.

Schneider Weinberger & Beilly LLP
Roxanne K. Beilly, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation
Richard A. Kline, Esq.